September 12, 2022
VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Stem, Inc. Registration Statement on Form S-3 (File No. 333-267275) Filed September 2, 2022

Ladies and Gentlemen:

Stem, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267275) be accelerated and that it be declared effective on September 15, 2022 at 12:00 p.m. Eastern time, or as soon as practicable thereafter.

Please contact me at (713) 438-5104 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

STEM, INC.

/s/ Saul R. Laureles
Saul R. Laureles
Chief Legal Officer and Secretary

cc:    Kathy Witty Medford
    Senior Counsel – Corporate, Stem, Inc.

100 California St., 14th Fl. San Francisco, CA 94111	T 415 937 7836 F 415 373 0484 stem.com